Exhibit G

Suite 400 205 - 9 Avenue SE; Calgary, Alberta Canada T2G 0R3

March 30, 2005

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers du Québec

Dear Sirs/Mesdames:

Re: Metallica Resources Inc.

In regard to the filing of the Form 20F of Metallica Resources Inc. dated March 30, 2005 (the “Form 20F”) and the technical report entitled “Cerro San Pedro Gold-Silver Project Central Mexico –Technical Report Update” dated March 30, 2005 (the “Cerro San Pedro Gold-Silver Technical Report Update”), the undersigned hereby consents to:

1.	The filing of the Cerro San Pedro Gold-Silver Technical Report Update.

2.	The written disclosure of the Cerro San Pedro Gold-Silver Technical Report Update and such extracts from this report that have been included in the Form 20F.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the Cerro San Pedro Gold-Silver Technical Report, or that the written disclosure contains any misrepresentation of the information contained in the Cerro San Pedro Gold-Silver Technical Report.

/s/ Bruce M. Davis

Bruce M. Davis